February 2014 Pricing Sheet dated February 14, 2014 relating to Preliminary Terms No. 1,279 dated February 10, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
Buffered PLUS Based on a Basket Consisting of Three Indices and an Exchange-Traded Fund due August 20, 2018
Buffered Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – FEBRUARY 14, 2014
Issuer:	Morgan Stanley
Maturity date:	August 20, 2018
Original issue price:	$10 per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Pricing date:	February 14, 2014
Original issue date:	February 20, 2014 (3 business days after the pricing date)
Aggregate principal amount:	$4,017,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Dow Jones Industrial AverageSM (the “INDU” Index”)	INDU	30%	16,154.39	0.000185708
	EURO STOXX 50® Index (the “SX5E Index”)	SX5E	30%	3,119.06	0.000961828
	Shares of the iShares® MSCI Emerging Markets ETF (the “EEM Shares”)	EEM UP	20%	$39.66	0.050428643
	Russell 2000® Index (the “RTY Index”)	RTY	20%	1,149.21	0.001740326

We refer to the INDU Index, the SX5E Index and the RTY Index, collectively, as the underlying indices, and the EEM Shares as the underlying shares and, together with the underlying indices, as the basket components.

Payment at maturity (per Buffered PLUS):	● If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment
● If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 2.25%: $10

●      If the final basket value is less than the initial basket value and has decreased from the initial basket value by an amount greater than the buffer amount of 2.25%: ($10 × the basket performance factor) + $0.225
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the Buffered PLUS pay less than $0.225 per Buffered PLUS at maturity.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	150%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Buffer amount:	2.25%
Minimum payment at maturity:	$0.225 per Buffered PLUS (2.25% of the stated principal amount)
Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.

Final basket value:	The basket closing value on the valuation date.
Valuation date:	August 15, 2018, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
In the case of each underlying index, the index closing value as published by the index publisher.  In the case of the underlying shares, the closing price of one underlying share times the adjustment factor.

Multiplier:
The multipliers were set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the Buffered PLUS.  See “Basket—Multiplier” above.

Adjustment factor:	1.0, subject to adjustment for certain events affecting the underlying shares.
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	61760S381 / US61760S3812
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.454 per Buffered PLUS. See “Investment Overview” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per Buffered PLUS	$10	$0.30	$9.70
Total	$4,017,000	$120,510	$3,896,490
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each Buffered PLUS they sell.  For additional information, see“ Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
  “EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley.  The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  “Dow JonesSM,” “DJIASM” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Buffered PLUS.
The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 1,279 dated February 10, 2014
Product Supplement for PLUS dated August 17, 2012    Index Supplement dated November 21, 2011    Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.